EXHIBIT 99.1

CONTACT

Maxine Ma, Chief Financial Officer

011-852-2810-7205 or maxine@chnr.net

FOR IMMEDIATE RELEASE

CHINA NATURAL RESOURCES, INC. ANNOUNCES

2013 RESULTS OF OPERATIONS

HONG KONG, March 31, 2014 – CHINA NATURAL RESOURCES, INC. (NASDAQ: CHNR), a company based in the People’s Republic of China, today announced its results of operations for the year ended December 31, 2013 as follows.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

	Year Ended December 31,
	2011	2012	2013	2013
	CNY	CNY	CNY	US$

CONTINUING OPERATIONS
REVENUES	42,940	14,728	41,360	6,832
COST OF SALES	(21,245)	(9,036)	(25,101)	(4,146)
GROSS PROFIT	21,695	5,692	16,259	2,686
SELLING AND DISTRIBUTION EXPENSES	(352)	(193)	(124)	(20)
ADMINISTRATIVE EXPENSES	(24,236)	(19,425)	(17,906)	(2,959)
OTHER OPERATING EXPENSES, NET	—	(2,457)	(1,104)	(182)

OPERATING LOSS	(2,893)	(16,383)	(2,875)	(475)

FINANCE COSTS	(374)	(325)	(360)	(59)
FOREIGN EXCHANGE DIFFERENCE, NET	—	—	2,445	404
INTEREST INCOME	1,149	1,574	1,814	300
NON-OPERATING INCOME (EXPENSES), NET	5,187	(222)	(167)	(28)

PROFIT (LOSS) BEFORE INCOME TAX FROM CONTINUING OPERATIONS	3,069	(15,356)	857	142

INCOME TAX (EXPENSE) BENEFIT	(4,285)	965	(2,142)	(354)

LOSS FOR THE YEAR FROM CONTINUING OPERATIONS	(1,216)	(14,391)	(1,285)	(212)

DISCONTINUED OPERATION
Loss for the year from discontinued operations, net of tax	(64,900)	(67,056)	(334,537)	(55,256)

LOSS FOR THE YEAR	(66,116)	(81,447)	(335,822)	(55,468)

ATTRIBUTABLE TO:
Owners of the Company
From continuing operations	(1,216)	(14,391)	(1,285)	(212)
From discontinued operations	(64,759)	(75,312)	(334,119)	(55,187)
Non-controlling interests	(141)	8,256	(418)	(69)
	(66,116)	(81,447)	(335,822)	(55,468)

LOSS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Basic
- For loss from continuing operations	(0.05)	(0.58)	(0.05)	(0.01)
- For loss from discontinued operations	(2.74)	(3.02)	(13.41)	(2.21)
- Net loss per share	(2.79)	(3.60)	(13.46)	(2.22)

Diluted
- For loss from continuing operations	(0.05)	(0.58)	(0.05)	(0.01)
- For loss from discontinued operations	(2.74)	(3.02)	(13.41)	(2.21)
- Net loss per share	(2.79)	(3.60)	(13.46)	(2.22)

The consolidated statements of profits or loss of the Company for the years ended December 31, 2011, 2012 and 2013 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated statements of profits or loss have been derived from and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2013 to be contained in the Company’s annual report on Form 20-F to be filed with the Commission on or prior to April 30, 2014.

Mr. Li Feilie, the Company's Chairman, commented on the results: "China Natural Resources recorded total revenues of CNY41.36 million (US$6.83 million) in 2013, up by 180.83% from a year earlier.  The rise in revenues was mainly attributable to an increase in the production volume of iron concentrates, partly offset by a decrease in the average selling price of iron concentrates and a decrease in the sales of both zinc concentrates and micaceous iron oxide-grey. In January 2014, the Company completed the spin-off (the “Spin-Off”) and listing on The Stock Exchange of Hong Kong Limited of its shares in the Company’s wholly-owned subsidiary, Feishang Anthracite Resources Limited, which operated the Company’s coal mining businesses prior to the Spin-Off. Following the Spin-Off, we intend to continue to identify potential projects that will enhance the Company’s value."

For the convenience of the reader, amounts in Chinese Yuan (“CNY”) have been translated into United States dollars (“US$”) at the rate of US$1.00=CNY6.0543 quoted by Bloomberg Finance L.P. on December 31, 2013.  The CNY is not freely convertible into foreign currencies and no representation is made that the CNY amounts could have been, or could be, converted into US$ at that rate, or at all.

About China Natural Resources:

China Natural Resources, Inc., a British Virgin Islands corporation, through its operating subsidiaries in the People’s Republic of China, is currently engaged in the acquisition and exploitation of mining rights, including the exploration, mineral extraction, processing and sale of iron, zinc and other nonferrous metals, extracted or produced at mines primarily located in Anhui Province in the PRC.

Forward-Looking Statements:

This press release includes forward-looking statements within the meaning of federal securities laws.  These forward-looking statements are based upon assumptions believed to be reliable, but involve risks and uncertainties that may cause actual results of operations to differ materially from the forward-looking statements.  Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results of the Company, uncertainties regarding the governmental, economic, legal and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with ore reserve estimates, uncertainties associated with metal and coal price volatility, uncertainties associated with the Company’s reliance on third-party contractors, uncertainties relating to possible future increases in operating expenses, including costs of labor and materials,  and other risks detailed from time to time in the Company’s Securities and Exchange Commission filings. Although the Company’s management believes that the expectations reflected in forward-looking statements are reasonable, it can provide no assurance that such expectations will prove to be accurate.